      As Filed with the Securities and Exchange Commission on July 2, 2001
                          Registration No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              Stonepath Group, Inc.
                              ---------------------
             (Exact Name of Registrant as Specified in Its Charter)

            Delaware                                        65-0867684
 ------------------------------                       ----------------------
(State or Other Jurisdiction of                         (I.R.S. Employer
 Incorporation or Organization)                       Identification Number)


                        Two Penn Center Plaza, Suite 605
                             Philadelphia, PA 19102
                                 (215) 564-9193

                               -------------------
                   (Address, including zip code, and telephone
                  number, including area code, of Registrant's
                          principal executive offices)


                                Stephen M. Cohen
                      Managing Director and General Counsel
                              Stonepath Group, Inc.
                        Two Penn Center Plaza, Suite 605
                             Philadelphia, PA 19102
                                 (215) 564-9193
                               Fax: (215) 564-3133


                            ------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                       ----------------------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

-----------------------------------------------------------------------------------------------------------------------
                                           CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
    Description of      Number of Shares to     Proposed Maximum Offering      Amount of Aggregate     Amount of Fee
   Securities to be        be Registered           Price Per Share (1)        Price to be Registered
      Registered
-----------------------------------------------------------------------------------------------------------------------
 Common Stock, $.001          676,374                     $1.20                      $811,649               $203
 par value per share
-----------------------------------------------------------------------------------------------------------------------

         (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The price represents the average of the high and low prices per share of common stock of Stonepath Group, Inc. as reported on The American Stock Exchange on June 27, 2001.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act, the prospectus filed as part of this registration statement also relates to our registration statement on Form S-1, Registration No. 333-38716.

            The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                    Subject to completion, dated July 2, 2001


                             Preliminary Prospectus

                             ----------------------

                              Stonepath Group, Inc.

                        5,842,018 shares of common stock

            The selling security holders, identified below, may offer and sell, from time to time, up to 5,842,018 shares of our common stock, which includes 4,528,978 common shares which may be issued upon the exercise of warrants and the conversion of our preferred stock, all of which were previously issued in private placement transactions. The selling security holders may sell all or some of their respective shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares, although we may receive the exercise price of the warrants. The holders of the warrants and Preferred Stock are not obligated to convert the preferred stock or exercise the warrants.


            Our common stock is listed on The American Stock Exchange under the symbol "STG." The last reported sale price of our common stock on June 27, 2001 on The American Stock Exchange was $1.20 share.

                    ----------------------------------------

          Investing in our common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 1.

                    ----------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is [___________]


                              Stonepath Group, Inc.

                                Table of Contents

                                -----------------
                                                                        Page No.


ABOUT THIS PROSPECTUS  ......................................................ii

ABOUT OUR BUSINESS ...........................................................1

RISK FACTORS .................................................................1

FORWARD-LOOKING STATEMENTS  ..................................................4

USE OF PROCEEDS ..............................................................5

SELLING SECURITY HOLDERS  ....................................................5

PLAN OF DISTRIBUTION ........................................................10

LEGAL MATTERS ...............................................................11

EXPERTS .....................................................................12

WHERE YOU CAN FIND MORE INFORMATION  ........................................12



About this Prospectus

            This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              Stonepath Group, Inc.


Our principal business strategy is to acquire controlling interests in operating businesses whose enterprise value can be enhanced through the adoption of technologies, the implementation of innovative business practices, the addition of experienced industry specific management, or through other traditional means of increasing efficiency and profitability. Our objective is to acquire businesses that present a reasonable opportunity to establish or expand one or more lines of business by leveraging our financial, technological and employee resources. If we are successful, we expect to acquire or develop businesses that will generate sustainable revenues and income, not subject to the vagaries of the capital markets, which will be reflected in the valuation of our own securities in the public markets. We intend to acquire businesses using a combination of our own capital, capital from other sources, indebtedness (newly issued, assumed or purchase money) and/or newly issued securities.


         On June 21, 2001, we appointed Dennis Pelino as our Chairman and Chief Executive Officer to implement our new business strategy which will now focus on the logistics industry. After having evaluated a number of different alternatives, we elected to focus on the logistics industry as this industry continues to demonstrate significant growth characteristics, is positioned for further consolidation as many sectors of the industry remain fragmented, and is subject to enhanced profitability through the adoption of e-commerce and other technologies. Fundamental to our selection is the continued growth the logistics industry demonstrates as an increasing number of businesses outsource their supply-chain management functions in order to find cost-effective logistics solutions. Mr. Pelino brings to us over 25 years of logistics industry experience, including as President and Chief Operating Officer of Fritz Companies, Inc. where he was employed from 1987 to 1999.

         Our strategy is to build a global integrated logistics services organization that combines innovative technologies with streamlined infrastructure. The objective is to create a non-asset based multi-faceted logistics provider with global distribution services. We intend to execute on this strategy by identifying, acquiring and managing controlling interests in profitable logistics businesses. While we have entered into discussions with several possible acquisition candidates, these discussions remain in the early stage and we are not certain that these discussions will lead to the acquisition of any of these companies.

         Prior to the first quarter of 2001, our principal business strategy focused on the development of early-stage technology businesses with significant Internet features and applications that we refer to as our affiliate companies. Our strategy was to acquire a significant equity interest in early-stage technology businesses and accelerate the achievement of their particular business goals and objectives by providing a broad range of business development services. Although we do not expect to make significant additional cash investments in our current affiliate companies, other than in conjunction with strategic transactions, we continue to assist them in identifying opportunities for strategic transactions or alliances, provide guidance in connection with additional investments by outside parties, and generally support their efforts to achieve long-term stability and profitability. As of May 31, 2001, we provided services to six (6) such businesses.

                                  Risk Factors

            An investment in the shares of common stock offered by this prospectus involves a high degree of risk, and you should invest only after you have carefully gathered and reviewed information about us. This prospectus has been filed as part of a registration statement on Form S-3 and only contains a summary of information which may be relevant to you in making an investment decision. Accordingly, prior to making an investment decision, you should carefully evaluate, among other materials, the following risk factors, the remainder of the information set forth in this prospectus and the reports we have filed with the SEC, and other information about us incorporated by reference into this document.

We have a very limited operating history upon which you may evaluate an investment in Stonepath Group.

We announced a change to our current business plan in February 2001 and therefore have a very limited operating history under our current business plan upon which you may evaluate making an investment in our company. We are not certain that our business model, even if successful, will result in operating revenues or profits. Our success depends upon our ability to acquire profitable operating companies and to develop these companies and our affiliate companies into profitable businesses. As a holding company without a source of income from operations, we expect to ultimately derive the cash flow necessary to fund our operations from the operations of acquired companies and/or the operations or sale of our affiliate companies. As of the date of this prospectus, none of our affiliate companies have generated a sufficient amount of operating revenues to permit them to pay dividends to us. Accordingly, we do not have an established history of selecting and developing successful affiliate companies or acquiring profitable operating companies.

We have had a history of losses and expect continued losses in the foreseeable future.

         For the year ended December 31, 2000 and the three months ended March 31, 2001, we realized a net loss to common stockholders of $81.9 and $10.2 million, respectively. We do not have a consistent source of income because our affiliate companies are early stage companies and have generated very limited, if any, revenues or earnings. Further, we have not yet completed the acquisition of an operating company. Accordingly, we expect to continue to incur operating losses for the foreseeable future and, if we ever report profits in any given quarter, we may not be able to sustain them.

We have not yet reached definitive agreements with any prospective acquisition candidates.

         We are presently engaged in preliminary discussions with a select number of companies who may become potential acquisition candidates. While we have entered into preliminary discussions, we are not certain that these discussions will lead to our acquisition of any of these companies. If we are unable to acquire any prospective acquisition candidates, then we will not be able to generate sufficient revenues to satisfy our operating expenses and we will be unable to execute our business strategy.

Our present levels of capital may limit the implementation of our business strategy.

         The objective of our business strategy is to build a global logistics services organization. This may require the acquisition of a number of diverse companies within the logistics industry covering a variety of geographic regions and specialized service offerings. Since we have a limited amount of cash resources on hand (as of May 31, 2001, we had on hand cash and cash equivalents of approximately $33.5 million), we may only be able to acquire a limited number of companies without being able to secure additional financing from outside sources. If we are unable to secure such additional financing, our limited capitalization may limit our ability to acquire a sufficient number of companies to achieve the critical mass we may need to achieve our strategic objectives.

We are not obligated to follow any particular criteria or standards for identifying acquisition candidates.

         We have not established and are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for potential acquisitions or business combinations. We will target companies which we believe will provide the best potential long-term financial return for our stockholders and we will determine the purchase price and other terms and conditions of acquisitions. Our stockholders may not have the opportunity to evaluate the relevant economic, financial and other information that our management team will use and consider in deciding whether or not to enter into a particular transaction.

There is a scarcity of and competition for acquisition opportunities.

         There are a limited number of operating companies available for acquisition which we deem to be desirable targets. In addition, there is a very high level of competition among companies seeking to acquire these operating companies. We are and will continue to be a very minor participant in the business of seeking acquisitions of these types of companies. A large number of established and well-financed entities are active in acquiring interests in companies which we may find to be desirable acquisition candidates. Many of these entities have significantly greater financial resources, technical expertise and managerial capabilities than us. Consequently, we are at a competitive disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, this competition may affect the terms of completed transactions and, as a result, we may pay more than we expected in any potential acquisitions. We may not be able to identify operating companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such a company for many reasons, including:

     o a failure to agree on the terms necessary for a transaction, such as the amount of the purchase price of our acquisition;
     o incompatibility between our operational strategies and management philosophies and those of the potential acquiree;
     o competition from other acquirers of operating companies;
     o a lack of sufficient capital to acquire a profitable logistics company;
       and
     o the unwillingness of a potential acquiree to work with the management of our corporation or our affiliate companies.

         If we are unable to successfully compete with other entities in identifying and executing possible acquisitions of middle market operating companies, then we will not be able to successfully implement our business plan.

We may be required to incur a significant amount of indebtedness in order to successfully implement our acquisition strategy.

         We may be required to incur a significant amount of indebtedness in order to complete one or more acquisitions necessary for us to implement our business strategy. If we are not able to generate sufficient cash flow from the operations of acquired companies to make scheduled payments of principal and interest on the indebtedness, then we will be required to use our capital for such payments. This will restrict our ability to make additional acquisitions. We may also be forced to sell an acquired company in order to satisfy indebtedness. We cannot be certain that we will be able to operate profitably once we incur this indebtedness or that we will be able to generate a sufficient amount of proceeds from the ultimate disposition of such acquired companies to repay the indebtedness incurred to make these acquisitions.


Our existing stockholders may experience additional dilution of their ownership interests due to the issuance of shares of our common stock upon exercise or conversion of existing derivative securities, the future payment of dividends on issued and outstanding shares of our Series C Preferred Stock, the hiring of additional personnel, or in connection with future acquisitions of other companies.

         We may in the future issue our previously authorized and unissued securities which will result in the dilution of the ownership interests of our present stockholders. We currently have 100,000,000 shares of common stock that are authorized for issuance, of which we have issued 20,477,929 shares as of May 31, 2001. We may in the future issue up to 16,752,015 additional shares of our common stock to holders of our convertible securities as follows:


         Common stock purchase warrants                              3,156,312

         Series C Preferred Stock and related Warrants               4,141,512

         Series C Contingent Warrants                                2,583,333

         Options to purchase shares of common stock granted to
         employees, consultants  and advisory board members          6,870,858
                                                                    ----------
                                                                    16,752,015
                                                                    ==========

In addition, we are required to issue additional shares of our Series C Preferred Stock as payment of dividends to the holders of our issued and outstanding shares of our Series C Preferred Stock at the rate of 8% per annum. If these shares of Series C Preferred Stock remain issued and outstanding throughout 2001, we expect to issue approximately 0.3 million shares of our Series C Preferred Stock in payment of dividends during 2001. Each share of our Series C Preferred Stock is presently convertible at the election of the holder into one share of our common stock at any time.

         We may issue additional shares of our common stock in connection with

     o future acquisitions;
     o the hiring of additional personnel; and
     o for other valid business purposes within the discretion of our Board of Directors.

         Our issuance of these shares of common stock will also dilute the ownership interests of our existing stockholders.

The influx of additional shares of our common stock onto the market may create downward pressure on the trading price of our common stock.

         The initial sale or secondary resale of substantial amounts of our common stock in the public markets can have an adverse effect on the market price of our common stock and make it more difficult for us to sell our equity securities in the future at prices which we deem appropriate. Since our operations have been funded primarily through the sale of restricted securities, a significant amount of our issued and outstanding securities have only recently been eligible for public resale. By virtue of registration rights which we granted in connection with our private financings, and by operation of Rule 144 of the Securities Act of 1933, as of May 31, 2001, we estimate that substantially all of the issued and outstanding shares of our common stock were eligible for public resale. In late March 2001, we released all contractual and resale restrictions covering approximately 2 million shares of our issued and outstanding common stock which were issued upon conversion of convertible promissory notes which we issued in 1998 and 1999. Accordingly, these shares are now eligible for public resale pursuant to Rule 144 of the Securities Act of 1933. The resale of these shares into the public market, or the mere perception that these resales could occur, could adversely affect the market price of our common stock and could impair our ability to obtain capital through securities offerings.

Provisions of our charter, Delaware law and the agreements with our Preferred Stockholders may make more difficult a contested takeover of our Company.

         Certain provisions of our certificate of incorporation and the General Corporation Law of the State of Delaware (the "GCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our stockholders. For example, we are subject to the provisions of the GCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Finally, our certificate of incorporation includes undesignated preferred stock, which may enable our Board of Directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise.

Stock-based compensation has significantly increased and will continue to significantly increase our operating expenses.

         We have issued a significant amount of stock-based compensation to our employees, and this compensation has significantly increased and will continue to significantly increase our operating expenses. In fiscal 2000 and 1999, we recorded deferred compensation relating to compensatory stock options and restricted stock awards to our employees, consultants and members of our Board of Directors. As a result of these compensatory option grants and restricted stock awards, we recorded amortization of deferred compensation of $15.2 million to stock-based compensation expense during 2000. We will continue to record amortization of deferred compensation as these option and stock awards vest, thus reducing our earnings in future years.

                           FORWARD-LOOKING STATEMENTS

            This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although forward-looking statements are based on assumptions made, and information believed, by us to be reasonable, we cannot be certain that these statements will prove to be correct. These statements are subject to risks, uncertainties and assumptions set forth in this prospectus and our other SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

                                 USE OF PROCEEDS

            We will not receive any of the proceeds from the sale of the shares offered by this prospectus, although we may receive the exercise price of the warrants. Any proceeds from the exercise of the warrants will be used for general working capital purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the selling stockholders, the number of shares of our common stock beneficially owned by the selling stockholders as of June 30, 2001 and the number of shares of our common stock which may be offered for sale pursuant to this prospectus by the selling stockholders.

         The number of shares set forth in this table represents an estimate of the number of shares of our common stock to be offered for resale by the selling stockholders. Three of the selling stockholders own shares of our common stock which they received upon conversion of convertible debentures which we issued to them in June 1999 and two of the selling stockholders own shares of our common stock purchased in a private placement transaction. The remaining selling stockholders own shares of our Series C Preferred Stock and related common stock purchase warrants. In addition, these selling stockholders are entitled to receive dividends on their shares of Series C Preferred Stock at the rate of 8% per annum. These dividends are paid on a quarterly basis in additional shares of Series C Preferred Stock. This prospectus covers 698,578 shares of our common stock with respect to these dividends. This includes all shares of common stock which we will issue, if at all, upon conversion of shares of Series C Preferred Stock which we have issued to date and which we will be required to issue in payment of dividends through June 30, 2002. We have allocated these shares to the holders of the Series C Preferred Stock based on the dividends which they will receive if they hold the shares of Series C Preferred Stock which they currently own through June 30, 2002. The number of shares of our common stock which we are required to issue in connection with these dividends could be significantly less than this amount depending on whether the selling stockholders elect to exercise their conversion rights prior to June 30, 2002.

                  The number of shares of common stock listed in this table was calculated assuming:

     o that the holders of our Series C Preferred Stock will convert their shares of our Series C Preferred Stock into 3,413,733 shares of our common stock;
     o that the holders of our Series C Preferred Stock will exercise all 416,667 issued and outstanding warrants;
     o that the holders of our Series C Preferred Stock will not elect to exercise their conversion rights prior to June 30, 2002; and
     o that the holders of our Series C Preferred Stock will convert their shares of our Series C Preferred Stock which they have received or are scheduled to receive as payment of dividends through June 30, 2002 into 698,578 shares of our common stock.

         Each holder of our shares of Series C Preferred Stock may only convert its shares of Series C Preferred Stock to the extent that the number of shares of our common stock issuable upon conversion, together with the number of shares of our common stock owned by the holder and its affiliates would not exceed 4.99% of the issued and outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. Accordingly, the number of shares of our common stock set forth in this table for each selling stockholder may exceed the number of shares of our common stock that each selling stockholder could own beneficially at any given time through their ownership of our Series C Preferred Stock.

         These shares may be offered from time to time by the selling stockholders named below. However, the selling stockholders are under no obligation to sell all or any portion of these shares of our common stock. In addition, the selling stockholders are not obligated to sell such shares of our common stock immediately under this prospectus. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

         None of the selling stockholders is an officer or director of our company. None of the selling stockholders has had any material relationship with our company, our affiliate companies or our predecessors within the last three years.

           Name                 Number of Shares of       Percentage Before   Number of Shares    Percentage After
                                Common Stock Before           Offering         of Common Stock       Offering
                                    Offering                    (2)             After Offering
                                       (1)
         ACIE/NET VALUE, LLC
65 East 55th St., 18th Floor                12,500                *                   0                  *
          New York, NY 10022

   The Altar Rock Fund, L.P.
     40 Rowes Wharp, 2nd Fl.                 2,389                *                   0                  *
            Boston, MA 02110

      Amro International, SA
      Westminster Securities               212,222               1.0                  0                  *
        Attn: Thomas Badian,
            Attorney-in-Fact
 100 Park Avenue, 28th Floor
          New York, NY 10017

          Anegada Fund, Ltd.
                P.O. Box 896
     Harbour Center, 2nd Fl.                 2,500                *                   0                  *
   George Town, Grand Cayman
         Cayman Islands, BWI

    Aspen International ltd.
             Charlotte House
            Charlotte Street               111,284                *                   0                  *
             Nassau, BAHAMAS

Asset Management Holding Co.
 591 Stewart Ave., Suite 550
       Garden City, NY 11530                 1,667                *                   0                  *

      Austost Anstalt Schaan
             Landstrasse 163
            9494 Furstentums               212,222               1.0                  0                  *
         Vaduz Liechtenstein

           Balmore Funds, SA
            Trident Chambers
                P.O. Box 146               212,222               1.0                  0                  *
            Roadtown Tartola
       British Virgin Island

   BNY Capital Markets, Inc.
             445 Park Avenue
          New York, NY 10022                45,546                *                   0                  *

  Bridgewater Partners, L.P.
            880 Third Avenue
          New York, NY 10022               108,531                *                   0                  *

      Brown Simpson Partners I, Ltd. (3)
                     Carnegie Hall Tower
          152 West 57th Street, 21st Fl.             1,185,302         5.2               100,000               *
                      New York, NY 10019

                 Catalyst Partners, L.P.
             350 Park Avenue, 11th Floor
                      New York, NY 10022                 8,333          *                   0                  *


                          CSL Associates
                        880 Third Avenue               108,531          *                   0                  *
                      New York, NY 10022

             Emergent Capital Investment
                         Management, LLC
            551 Madison Ave., 10th Floor               217,028         1.0                  0                  *
                      New York, NY 10022

      Fisher Partners Fondkommission, AB
                           Kundggaten 37
                 11156 Stockholm, SWEDEN               108,531          *                   0                  *

                        Martin H. Garvey
                         72 Wootton Road                37,974          *                26,250                *
                   Essex Fells, NJ 07042

              Gavleborgs Lansforsakingar
                    Box 206, 80101 Gavle               108,465          *                   0                  *
                                  SWEDEN

                Gilston Corporation Ltd.
                         Charlotte House
                        Charlotte Street               108,465          *                   0                  *
                         Nassau, BAHAMAS

            Gladstone Equity Funds, Inc.
                        880 Third Avenue                27,132          *                   0                  *
                      New York, NY 10022

                      Halifax Fund, L.P.
                    195 Maplewood Avenue
                     Maplewood, NJ 07040               216,865         1.0                  0                  *

                             Eric Hauser
           425 East 58th Street, Apt. 7A
                      New York, NY 10022                37,974          *                26,250                *

       N. Herrick Irrevocable Securities
          Trust, Howard Herrick, Trustee
             20 Community Place, 2nd Fl.               416,885         1.9               200,000               *
                    Morristown, NJ 07960

               Lancer Partners, L.P. (4)
                      475 Steamboat Road
                     Greenwich, CT 06830               162,795          *                   0                  *

               Lancer Offshore, Inc. (4)
               Kaya Flamboyan 9, Curacao
                     Netherland Antilles               462,761         2.1               199,682               *

                           Michael Lauer
                       Seven Dwight Lane
                     Greenwich, CT 06831               554,871         2.6               461,100              2.2

              Montrose Investments, Ltd.
             300 Crescent Ct., Suite 700
                       Dallas, TX  75201               759,711         3.4                  0                  *

                      Narragansett I, LP
             375 Park Avenue, 14th Floor
                      New York, NY 10152                 8,333          *                   0                  *

                  Ogden Properties, Inc.
                          31 Piper Drive
                    Searington, NY 11507                 8,333          *                   0                  *


       The Raptor Global Portfolio, Ltd.
                 40 Rowes Wharf, 2nd Fl.               540,265         2.4                  0                  *
                        Boston, MA 02110


                     RS Orphan Fund, L.P
            388 Market Street, Suite 200               473,462         2.3                  0                  *
                 San Francisco, CA 94111

            RS Orphan Offshore Fund, L.P
                 c/o Citco Fund Services
          Corporate Center West Bay Road
                      P.O. Box 31106 SMB
            Grand Cayman, Cayman Islands               202,912         1.0                  0                  *


           Schottenfeld Associates, L.P.
            880 Third Avenue, 16th Floor               137,297          *                   0                  *
                      New York, NY 10022

             Schottenfeld Associates, LP
                  880 Third Avenue, 16th
                                   Floor                 1,960          *                   0                  *
                      New York, NY 10022


              Scout Capital Partners, LP
          153 East 53rd Street, 55th Fl.                 2,500          *                   0                  *
                      New York, NY 10022

    Nicholas Stiassni & Suzanne Stiassni
    Co., Trustees of the Stiassni Family
                                   Trust                 2,500          *                   0                  *
            3400 Palos Verdes Drive West
           Rancho Palos Verdes, CA 90275

                TGT Capital Partners, LP
          153 E. 53rd Street, Suite 2600
                     New York, NY  10022                25,033          *                   0                  *

                         Edward O. Thorp
                   c/o Amroc Investments
            535 Madison Ave., 15th Floor                 2,917          *                   0                  *
                      New York, NY 10022

                           Jeffrey Thorp
                   c/o Amroc Investments
            535 Madison Ave., 15th Floor                 1,250          *                   0                  *
                      New York, NY 10022

                      Tonga Partners, LP
                   600 California Street
                 San Francisco, CA 94108                 5,833          *                   0                  *

                                                     ---------                          ---------

         TOTAL                                       6,855,300                          1,013,282
                                                     =========                          =========

--------------
*   Less than one percent.

(1) Reflects all shares beneficially owned by the Selling Stockholder, in addition to dividends which the holders of our Series C Preferred Stock are entitled through June 30, 2002.

(2) Calculated in accordance with Rule 13d-3(d)(i) of the Securities Exchange Act of 1934. Reflects all dividends which the holders of the Series C Preferred Stock have earned and will earn within 60 days of the date of this prospectus. Does not include dividends which are likely to accrue more than 60 days after the date of this prospectus.

(3) Although this holder may own shares of our Series C Preferred Stock which are convertible into greater than five percent of our issued and outstanding common stock as of June 30, 2001, the Certificate of Designation of Powers, Preferences and Rights of the Series C Preferred Stock prohibits any of the holders of the Series C Preferred Stock from converting shares of our Series C Preferred Stock to the extent that such conversion would cause the aggregate number of shares of our common stock beneficially owned by such holder and its affiliates to exceed 4.99% of the outstanding shares of our common stock following such conversion.

(4) These shares may be deemed to be beneficially owned by Michael Lauer by virtue of Mr. Lauer's direct and/or indirect control over these shareholders.

                              PLAN OF DISTRIBUTION

         As of the date of this prospectus, the selling stockholders have not determined how they will distribute the shares of our common stock which they or their respective pledgees, donees, transferees or other successors in interest are offering for resale. Accordingly, such shares may be sold from time to time in one or more of the following transactions:

                  o   block transactions;

                  o transactions on the American Stock Exchange or on such other market on which our common stock may from time to time be trading;

                  o   privately negotiated transactions;

                  o   through the writing of options on the shares;

                  o   short sales; or

                  o   any combination of these transactions

         The sale price to the public in these transactions may be:

                  o   the market price prevailing at the time of sale;

                  o   a price related to the prevailing market price;

                  o   negotiated prices; or

                  o such other price as the selling stockholders determine from time to time.

         In the event that we permit or cause this registration statement to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 promulgated under the Securities Act of 1933. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

         The selling stockholders or their respective pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered pursuant to this registration statement, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

         We have advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised us that during the time that they may be engaged in the attempt to sell shares registered, they will:

                  o not engage in any stabilization activity in connection with any of our securities;

                  o not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

                  o not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

                  o effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

              Under certain circumstances, we have the ability to impose a "black out" period prohibiting sales by selling stockholders if, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders due to the existence of a material development or potential material development with respect to or involving Stonepath which we would be obligated to disclose in the prospectus, which disclosure would in the good faith judgment of our board of directors be premature or otherwise inadvisable at that time and would have a material adverse affect upon Stonepath and its stockholders.

              This offering will terminate on the earlier to occur of

                  o the date on which all shares offered have been sold by the selling stockholders; or

                  o the shares may be sold by the selling stockholders in a three month period under Rule 144 under the Securities Act.

              Upon the occurrence of any of the following events, this prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made:

                  o to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, the price would be set forth in the prospectus,

                  o if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, the arrangements would be described in the prospectus,

                  o if the selling stockholder sells to a broker-dealer acting in the capacity as an underwriter, the broker-dealer will be identified in the prospectus; and

                  o if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus.


         We have agreed to indemnify the selling stockholders, or their transferees or assignees, against liabilities, including liabilities under the Securities Act of 1933 from the use of this prospectus, or to contribute to payments the selling stockholders or their respective pledges, donees, transferees or other successors in interest, may be required to make in respect thereof. We have agreed to indemnify the selling stockholders holding our Series C Convertible Preferred Stock and related warrants against losses incurred by those selling stockholders as a result of any inaccuracy in or breach of the representations, warranties or covenants which we made to them in the stock purchase agreement relating to the sale of our Series C Convertible Preferred Stock and related warrants. We have also agreed in the related registration rights agreement to indemnify those selling stockholders against losses incurred as a result of any untrue or alleged untrue statement or omission of a material fact from this prospectus, except any statements or omissions based solely upon information provided to us by the selling stockholders or regarding the plan of distribution. To the extent that a claim for indemnification under the registration rights agreement is unavailable to those selling stockholders due to the failure or refusal of a governmental authority to enforce it, we have agreed to contribute to the amount paid or payable by those selling stockholders as a result of these losses. We have agreed to make these contributions in an amount that is proportionate to our relative fault with regard to any losses. Insofar as we are permitted to indemnify the selling stockholders for liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities act of 1933 and is unenforceable.

         We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Hodgson Russ LLP, Buffalo and New York, New York.

                                     EXPERTS

         LJ Soldinger Associates completed the audit of our consolidated financial statements for the year ended December 31, 1998. In February 2000, we dismissed LJ Soldinger Associates as our independent accounting firm and we engaged KPMG LLP as our independent accounting firm. KPMG LLP completed the audits of our consolidated financial statements for the years ended December 31, 1999 and 2000. LJ Soldinger Associates has confirmed that they did not have any disputes or disagreements with our management regarding accounting principles or practices, financial disclosure or auditing scope of procedures.

         Our consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the two year period ended December 31, 2000 have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

         Our consolidated financial statements for the year ended December 31, 1998 have been incorporated herein and in the registration statement by reference in reliance upon the report of LJ Soldinger Associates, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the office of The American Stock Exchange. For further information on obtaining copies of our public filings at The American Stock Exchange, you should call 212-306-1484.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all the shares.

         1.  Annual Report on Form 10-K for the year ended December 31, 2000;

         2. Quarterly Report on Form 10-Q for the three months ended March 31, 2001;

         3.  Current Report on Form 8-K dated June 21, 2001; and

         4. The description of our common stock, $.001 par value per share, which is contained in our registration statement on our amended Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, dated June 29, 2001, including any subsequent amendments or reports filed for the purpose of updating such description.


         We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:


                                       Stephen M. Cohen
                                       Managing Director and General Counsel
                                       Stonepath Group, Inc.
                                       Two Penn Center Plaza, Suite 605
                                       Philadelphia, PA  19102
                                       (215) 564-9193

                                     [LOGO]



                                5,842,018 shares




                              Stonepath Group, Inc.

                                  Common Stock




                               -------------------
                               P r o s p e c t u s
                               -------------------




                                [--------------]

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.



     SEC registration fee                     $      203
     Counsel fees and expenses*               $   10,000
     Accounting fees and expenses*            $    8,000
     Miscellaneous expenses*                  $    1,000
                                              ----------
          Total                               $   19,203
                                              ==========
     *   Estimated

         We will bear all expenses of issuance and distribution listed above. The costs of fees and expenses of legal counsel and other advisors, if any, that any selling security holder employs in connection with the offering will be borne by that selling security holder.

Item 15. Indemnification of Directors and Officers.

         Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to our stockholders or us for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of a director shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the board of directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

         o   breach of duty;

         o   neglect;

         o   error;

         o   misstatement;

         o   misleading statement;

         o   omission; or

         o   act done.

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We refer you to Item 17 for our undertakings with respect to indemnification of liabilities arising under the Securities Act.

Item 16. Exhibits.

         Exhibit No.                    Description of Exhibit
         -----------                    ----------------------

              5 Opinion of Hodgson Russ LLP as to validity of common stock.

             23.1          Consent of  KPMG LLP

             23.2          Consent of LJ Soldinger

             23.3 Consent of Hodgson Russ LLP (contained in the opinion filed as Exhibit 5 to the Registration Statement).


Item 17. Undertakings.

         (a) The undersigned Registrant hereby undertakes that it will:

                  (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the day of June 29, 2001.


                  Stonepath Group, Inc.

                  By:  /s/ Dennis L. Pelino
                       -----------------------------------------------
                       Chairman of the Board and
                       Chief Executive Officer


                  By:  /s/ Andrew P. Panzo
                       -----------------------------------------------
                       Vice - Chairman of the Board,
                       President and Principal Financial Officer


                  By:  /s/ Jay Elwell
                      ------------------------------------------------
                      Vice President Finance, Treasurer, and Principal Accounting Officer


                                Power of Attorney

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen M. Cohen and Jay Elwell, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, any lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                            Title                                   Date
---------                            -----                                   ----
/s/  Dennis L. Pelino                Chairman, Chief Executive               June 29, 2001
---------------------                Officer and Director
Dennis L. Pelino

/s/  Andrew P. Panzo                 Vice-Chairman, President, Principal     June 29, 2001
--------------------                 Financial Officer and Director
Andrew P. Panzo

/s/  Michela O'Connor Abrams         Director                                June 29, 2001
----------------------------
Michela O'Connor Abrams


/s/  Aloysius T. Lawn IV             Director                                June 29, 2001
------------------------
Aloysius T. Lawn IV

/s/  Robert McCord                   Director                                June 29, 2001
------------------
Robert McCord


/s/  David R. Jones                  Director                                June 29, 2001
-------------------
David Jones

                                  EXHIBIT INDEX


      Exhibit No.                     Description of Exhibit
      -----------                     ----------------------

           5 Opinion of Hodgson Russ LLP as to validity of common stock.

          23.1          Consent of  KPMG LLP

          23.2          Consent of LJ Soldinger

          23.3 Consent of Hodgson Russ LLP (contained in the opinion filed as Exhibit 5 to the Registration Statement).